EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(amounts in millions of dollars)

	Twelve Months Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2010
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$370.5	$390.0	$390.6	$373.5	$330.2	$182.4
Add: Fixed charges (from below)	43.9	37.5	65.2	80.2	64.5	31.9
Add: Amortization of capitalized interest	0.2	0.3	0.4	0.6	0.7	0.4
Add: Distributed income of equity investee	—	—	—	0.7	1.8	1.0
Subtract: Capitalized interest expense	0.7	0.6	0.9	2.0	0.5	0.2
	$413.9	$427.2	$455.3	$453.0	$396.7	$215.5

Fixed charges:
Interest expense (including amortization of debt issuance costs and debt discounts and premiums)	$35.6	$31.9	$58.5	$71.3	$57.0	$28.3
Add: Capitalized interest expense	0.7	0.6	0.9	2.0	0.5	0.2
Add: Portion of rental expense representing interest	7.6	5.0	5.8	6.9	7.0	3.4
	$43.9	$37.5	$65.2	$80.2	$64.5	$31.9

Ratio of earnings to fixed charges	9.4	11.4	7.0	5.6	6.2	6.8